[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 19, 2006

Mr. Michael McTiernan, Esq.

Ms. Jennifer Gowetski, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Public Storage, Inc.
Amendment No. 2 to Registration Statement
on Form S-4
Filed June 12, 2006
File No. 333-133438

Public Storage, Inc.
Annual Report on Form 10-K
Filed February 16, 2006
File No. 1-08389

Dear Mr. McTiernan and Ms. Gowetski:

Set forth below are responses of Public Storage, Inc. (“Public Storage”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated June 16, 2006 regarding Public Storage’s Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (the “Registration Statement”) (which includes the proxy statement/prospectus of Public Storage and the proxy statement of Shurgard Storage Centers, Inc. (“Shurgard”) in connection with their proposed merger) and Public Storage’s Annual Report on Form 10-K (the “Form 10-K”). In connection

Mr. Michael McTiernan

Ms. Jennifer Gowetski

June 19, 2006

with this letter responding to the Staff’s comments, Public Storage is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and we have enclosed six courtesy copies of such Amendment No. 3 marked to show changes from Amendment No. 2 as filed on June 12, 2006 and a copy of this letter.

The information provided in response to the Staff’s comments has been supplied by Public Storage and, as applicable, Shurgard. In response to a number of the comments, Public Storage and Shurgard, as applicable, have agreed to change or supplement the disclosures in Amendment No. 3. They are doing so in order to cooperate with the Staff and address the Staff’s views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Staff’s comments, indicated in bold, are followed by responses on behalf of Public Storage.

Registration Statement on Form S-4

General

1.	As we discussed, we reissue our prior comment No. 2 in our letter dated May 17, 2006. Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

The requested board materials were previously provided supplementally to the Staff under separate covers by counsel for Citigroup and Banc of America Securities and by counsel for Goldman Sachs. In accordance with such separate letters, counsel for Citigroup and Banc of America Securities and counsel for Goldman Sachs also have requested confidential treatment of these materials.

The Shurgard Special Meeting, page 41

Voting of Proxies, page 42

2.	We note your response to comment no. 8 and the revised screen shot. Please confirm that the screen shots will be provided to us prior to effectiveness.

Public Storage and Shurgard have decided that neither of them will have an online voting website or allow voting by Internet, we have made corresponding changes to the disclosure on pages 5, 7, 42, 43, 45 and to the notice of special meeting of shareholders, the notice of annual meeting of shareholders and proxy cards.

Undertakings

3.	We note your response to comment no. 18. Please include the undertakings required by

Mr. Michael McTiernan

Ms. Jennifer Gowetski

June 19, 2006

Item 512(a)(5) and (6).

In response to the Staff’s comment, we have revised the disclosure on page II-13.

Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to Pro Forma Condensed Consolidated Statement of Income

Note 3 - Pro Forma Merger Adjustments, page 250

4.	We have read your response to comment 12. Since all of the amounts paid were for the advisors’ activities with respect to obtaining and analyzing proposals from third parties for the acquisition of Shurgard, the costs are not directly attributable to this transaction, the merger between Public Storage and Shurgard; thus, these costs do not meet the criteria required by Rule 11-02(b)(6) of Regulation S-X. Accordingly, please revise your pro forma statement of income to exclude this adjustment.

We have revised the pro forma statement of income on pages 27 to 28, 245 to 246 and 250 to 251 to exclude this adjustment.

Form 10-K for the year ended December 31, 2005 - Public Storage Inc.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page F-12

5.	We note that you acquired $165 million of property management contracts in 1995, which have a defined life, and that you amortize these intangible assets on a straight-line basis over a 25-year period. We also note from your disclosure on page 49 that these contracts have only generated $2 million of net operating income on a yearly basis for the past three years and have a remaining life of 15 years. Please tell us, and revise your disclosure in future filings to disclose, how you evaluated these contracts for impairment pursuant SFAS 144 as of December 31, 2005. In this regard, please tell us the lowest level for which identifiable cash flows are largely independent of the cash flows of other groupings of assets for purposes of determining the appropriate level to evaluate these assets for impairment. Refer to paragraphs 10-14 of SFAS 144. In your response, please tell us how many contracts were originally acquired and the attrition rate of these contracts through December 31, 2005.

In November 1995, we acquired property management contracts with respect to 563 properties. These properties were primarily owned by entities that were affiliated with Public Storage, but were not consolidated into Public Storage’s consolidated financial statements, due to lack of a controlling ownership interest, as well as facilities that we managed for third parties.

Subsequent to the 1995 acquisition, in various transactions, Public Storage acquired the remaining ownership interests that it did not already own, or acquired additional ownership interests in most of these affiliated entities. As a result of these transactions, many of the entities have either been merged into Public Storage, or Public Storage began to consolidate the entities into Public Storage’s consolidated financial statements.

Mr. Michael McTiernan

Ms. Jennifer Gowetski

June 19, 2006

The property management revenues and expenses with respect to the original 563 properties totaled approximately $24.5 million and $3.5 million, respectively, in 2005 on an unconsolidated basis. However, in consolidation, inter-company balances have been eliminated reducing property management revenues and expenses to $2.9 million and $638,000, respectively, for 2005. This remaining management income (approximately $2 million per year for the past three years as the Staff has indicated) represents the income generated only from the property management contracts with respect to unconsolidated entities as well as management of facilities owned by third parties.

In evaluating the $165 million asset for impairment, we considered the guidance of SFAS 144. SFAS 144 indicates that “A long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.”

Therefore, we first evaluate whether there has been any such events or changes in circumstances representing indicators of impairment that would, in accordance with SFAS 144, require evaluation of the recoverability of the management contracts, such as operating or cash-flow losses, significant reductions in revenues with respect to individual facilities, catastrophic events, or attrition in management contracts. We would advise the Staff that since 1995 there has been minimal attrition (approximately 20 properties, or less than 4% of the original 563 properties throughout the ten-year period since the acquisition in 1995) of the aforementioned 563 managed facilities.

If indicators of impairment are found, SFAS 144 specifies that “for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.”

The property management revenues are based on a percentage of each managed property’s gross revenues (generally 6% of gross revenues). As a result, the property management cash flows are largely dependent on the cash flows (revenues) generated by each individual managed property. Accordingly, for purposes of recognition and measurement of an impairment loss we have determined that the lowest level for which identifiable cash flows are independent of other assets is at the individual managed facility level.

As a result of the process described above, we identified no impairments of our management contracts.

In future filings we will include enhanced disclosure to address how we have evaluated these contracts for impairment pursuant to SFAS 144, as requested by the Staff.

*             *             *

Should you require further clarification of any of the issues raised in this letter or Amendment No. 3, please contact the undersigned at (212) 403-1314.

Sincerely yours,

/s/ David E. Shapiro
David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1314 Fax: (212) 403-2314

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